Exhibit 99.10
July 19, 2007 Times Now Media Interview on the Financial Performance of Wipro Limited for the Quarter ended
June 30, 2007
Interviewee: Suresh Senapaty, Executive Vice President, Finance & CFO
Anchor: Mr Senapaty, good morning... would you say, net-net, this has been the toughest quarter yet, and things are likely to improve, both from a global environment and rupee perspective?
Suresh Senapaty: Absolutely. We haven’t seen that in the last 15 years. If you look at the foreign exchange movement it is only the third time over the last 50 years the rupee has appreciated by about 9% in 45 days. And no kind of policy could manage this kind of volatility. So this is really a big-big shock so far as the exporters are concerned.
We had a given a guidance of $711 million, we did about $ 726 million. Overall we saw good momentum, good demand from the customers and we were able to execute it right. In fact some of this kind of exchange problems that happened, it made us move fast enough to be able to do some amount of mitigation through better revenues then what we have guided.
Anchor: We have heard from other tech companies as well that they had to take extra measures, especially in terms of operational costs to improve their margin or keep them in place; given the hit that they have seen. What about Wipro?
Suresh Senapaty: We have also tried mitigate a part of the foreign exchange impact through various parameters, whether it is pricing, productivity improvement, managing the GNA and so on. But we continue to invest in sales and marketing. We have increased our headcount. Yet our margin has dropped only by 2.4%, though the foreign exchange hit was about 3.4%.
So far customers are also receptive to this because they also want you to be profitable, ensure you are making the right kind of investment for them to be able to get more value. Hence we have been encouraged by some of the price increases that we have got and they have also contributed to some extent in mitigating the rupee appreciation impact.
Anchor: Right when your results were being declared, we saw that big $130 million order, sir. When do you see that actually kicking in, from next quarter itself you see part of that order being implemented?
Suresh Senapaty: Correct in Q2. We will start getting the revenue of that in the current quarter itself and that has been built into the the guidance we have given. That’s a big order and that’s a win against some of the big players. And that is from one of the large utility companies in the UK and it is a complex and big execution.
Anchor: Absolutely. I am sure, given your track record, Mr Senapaty. We wish you all the best and thank you so much for joining us.